SEC FILE NUMBER
001-15256
CUSIP NUMBER
670851 302
670851 401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oi S.A.

Full Name of Registrant

N/A

Former Name if Applicable

Rua Humberto de Campos, 425

Address of Principal Executive Office (Street and Number)

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant and its auditors have completed the review of the Registrant’s financial statements prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”) for the year ended December 31, 2014 (the “Brazilian Financial Statements”). The Registrant has not completed the reconciliation of its Brazilian Financial Statements to U.S generally accepted accounting principles (“U.S. GAAP”) and is not in a position to complete it without unreasonable effort and expense prior to the due date for the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2014. In addition, on April 29, 2015 the general shareholders meeting of the Registrant approved the election of its Fiscal Council which, in accordance with the Registrant’s internal procedures must approve the filing of the annual report on Form 20-F and was unable to do so prior to April 30, 2015. The Registrant anticipates being able to file its Form 20-F within the permitted 15 calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Flavio Nicolay Guimarães	011-55-21	3131-2855
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the financial statements of the Registrant prepared under Brazilian GAAP, net operating revenue for the year ended December 31, 2014 was R$28,247 million, representing a 0.6% decline from net operating revenue of R$28,422 million for the year ended December 31, 2013. Operating income before net financial expenses and taxes for the year ended December 31, 2014 was R$5,674 million, representing a 7.3% increase from operating income before net financial expenses and taxes of R$5,287 million for the year ended December 31, 2013.

Net income from continuing operations for the year ended December 31, 2014 was R$8 million, representing a 99.5% decline from net income from continuing operations of R$1,493 million for the year ended December 31, 2013 as a result of a 38.8% increase in net financial expenses and a 115.7% increase in income tax and social contribution expenses.

The Registrant incurred a net loss from discontinued operations of R$4,415 million during the year ended December 31, 2014, primarily relating to the write-down of goodwill associated with its investment in PT Portugal, SGPS, S.A., which the Registrant is in the process of selling. As a result, net loss for the year ended December 31, 2014 was R$(4,406) million, or R$(7.15) per share, compared to net income of R$1,493 million, or R$9.11 per share, for the year ended December 31, 2013.

Oi S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2015	By:	/s/ Flavio Nicolay Guimarães
			Name:	Flavio Nicolay Guimarães
			Title:	Chief Financial Officer